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                             November 9, 2023

       George R. Bracken
       Executive Vice President     Finance
       National Beverage Corp.
       8100 SW Tenth Street, Suite 4000
       Fort Lauderdale, FL 33324

                                                        Re: National Beverage
Corp.
                                                            Form 10-K for the
Fiscal Year Ended April 29, 2023
                                                            Response dated
November 3, 2023
                                                            File No. 001-14170

       Dear George R. Bracken:

              We have reviewed your November 3, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2023 letter.

       Form 10-K for Fiscal Year Ended April 29, 2023

       General

   1. We note your response to prior comment 1 that certain retailer customers have indicated
                                                        that they have
established goals for minimizing their greenhouse gas emissions impacts in their supply chain. You
also disclose that your engineering staff's current estimates indicate that
achievement of those customers' specific goals will not require a material increase in future
capital expenditures or operating costs. Please provide support for your determination as to
materiality.
 George R. Bracken
FirstName LastNameGeorge   R. Bracken
National Beverage Corp.
Comapany 9,
November   NameNational
             2023        Beverage Corp.
November
Page 2    9, 2023 Page 2
FirstName LastName
       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation